Filed pursuant to Rule 433
File No. 333-193336

Zion Summer Update

Tuesday, June 24, 2014

Dear Shareholder and/or Friend of Zion:

This is an update of noteworthy events that have occurred since our last newsletter. Between updates, please consult our website, press releases, and our SEC filings to keep up with company developments.

Megiddo-Jezreel License Exploration Focus

We continue to believe that our almost 99,000 acre Megiddo-Jezreel License appears to possess the key geologic ingredients of an active petroleum system with good exploration potential.  We have identified several key leads and are developing them into drillable prospects.

Over the last several months, Eskaton Seismic (U.S. based seismic company) reprocessed about 168 kilometers of existing seismic data for us.  Eskaton’s reprocessing has significantly enhanced our geologic understanding of the subsurface, resulting in further encouragement.

New Seismic Acquisition Program this Summer

In April, we signed a contract with the Geophysical Institute of Israel to acquire approximately 34 kilometers of Vibroseis seismic data this summer.  Once we process and interpret this new seismic data, we will be able to definitively select the precise spot to drill our next well(s).

Environmental Impact Assessment

A critical prerequisite before obtaining a drilling permit for our next well is to conduct an extensive environmental assessment of the area where we plan to drill.  This is a new legal and regulatory requirement as of July 2013. We hired Geo-Prospect, an Israeli geological, environmental, and planning company to assist Zion with the environmental impact study and document which is expected to take several months to complete.  Study topics will include ecology, hydrology/water, archeology, acoustics, air quality, hazardous materials, pollution, land reclamation, drilling methods, risk mitigation, etc. Geo-Prospect has already begun to work on our project.

Megiddo-Jezreel and Jordan Valley License Merger

Also in April, Zion filed an application to merge the southernmost portion of our Jordan Valley License into our Megiddo-Jezreel License. We contend that there is significant exploration potential in this geologically linked petroleum system that overlaps the boundaries between our two licenses.  The application remains with Israel’s Petroleum Commissioner pending consideration.

Zion Board Members and Staff Praying Over Possible Well Drill Site.
The site is near Kibbutz Sde Eliyahu in the fertile Beit Shean Valley.  The kibbutz grows a variety of crops on the land.

ANNUAL SHAREHOLDER MEETING

Zion held its Annual Shareholder Meeting on June 9, 2014 in Caesarea, Israel.

Shareholders voted to elect/retain the following members of our Board of Directors: Victor G. Carrillo, Paul Oroian, Yehezkel “Charlie” Druckman, and William H. Avery. Shareholders also ratified the appointment of Malone Bailey, LLP, as Zion’s independent registered public accounting firm for 2014.

Zion’s Board of Directors

DIRECT STOCK PURCHASE PLAN

Did you know you can invest directly with Zion online with no need for a broker?

You can invest directly with Zion online and there is no need for a broker.

Our simple step-by-step online system will help you enroll and invest with confidence.

GO HERE to learn more about investing.

GO HERE to learn more about our unit offering.

Remember: Our current unit offering continues through December 31, 2014.

ONE FINAL REQUEST – please keep us in your prayers per our founder John Brown’s March 24, 2014 message.  GO HERE for the link.

Christian/Jewish Fellowship at Zion’s Shareholder Meeting: Pastor Wayne Hilsden (King of Kings Community, Jerusalem) and Rabbi Hanan Schlesinger
(Community Rabbinic Scholar for Jewish Studies Initiative of North Texas and Jerusalem-Gush Ezion)

“How good and pleasant it is when God’s people live together in unity!”

Psalm 133:1

Victor G. Carrillo
President and COO
Zion Oil & Gas

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion’s planned operations, plans to achieve certain milestones, and plans for future drilling, are forward-looking statements as defined in the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion’s periodic reports filed with the SEC and are beyond Zion’s control. These risks could cause Zion’s actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

Contact Information:

Website: www.zionoil.com

Email: dallas@zionoil.com

Zion Oil & Gas, Inc.
6510 Abrams Rd., Suite 300
Dallas, TX 75231
Phone: 1-214-221-4610 or 1-888-891-9466